  EXHIBIT 99.1

GameSquare’s Aggregate Social Following and Media Network

Increases to over 500 Million Globally

Aggregate social following and media network has increased over 125% from 2022, representing one of the largest audiences in the global esports market

Over 85% of Complexity’s audience is under the age of 34, helping global brands reach youth audiences

July 18, 2023, Frisco, Texas –GameSquare Holdings (NASDAQ: GAME | TSXV: GAME), (“GameSquare”, or the “Company”), announces that it has grown its audience to more than 500 million users across its aggregate social following and media network. This includes more than 165 million aggregate social followers at Complexity and Complexity Stars. The Company’s aggregate social following and media network has grown by more than 125% from 2022 as a result of organic growth, recently added talent and influencers, and the April 2023 acquisition of Engine Gaming.

“GameSquare’s audience has increased by over 125% over the past year, creating one of the largest audiences across the global esports marketing,” said Justin Kenna, CEO of GameSquare. “The rapid growth we continue to achieve reflects our commitment to create compelling content that resonates with youth audiences, as well as our focus on assembling a talented roster of creators, influencers, and athletes. In fact, over 85% of Complexity’s audience is under the age of 34.”

“I am proud of the growth we have achieved and the compelling content we are developing as our creators produced 375 million monthly viewer minutes or 4.5 billion annual viewer minutes in 2022 alone. Our expanded scale, access to youth audiences, and industry leading, end-to-end platform is resonating with global brands. As a result, we are more excited than ever by the direction we are headed and we expect revenue growth to accelerate significantly in the seasonally strong second half of 2023,” concluded Mr. Kenna.

GameSquare has experienced significant audience growth over the past two years. The Company ended 2021, with an audience of over 125 million followers and active users. In 2022, its audience grew by approximately 91% and ended the year with over 220 million followers. Over the past 12 months, GameSquare further increased its scale to over 500 million followers and active users as a result of organic growth, recently added talent and influencers, and the Engine Gaming acquisition representing one of the largest audiences in the global esports market.

About GameSquare Holdings, Inc.

GameSquare Holdings, Inc. (NASDAQ:GAME | TSXV:GAME) is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GameSquare’s end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform. www.gamesquare.com

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Forward-Looking Information

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Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Media and Investor Relations

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

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